SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒       Form 40-F      ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐        No       ☒

Announcement  |  Lisbon  |  05 December 2014

Qualified holding — UBS Group AG

Portugal Telecom, SGPS S.A. (“PT SGPS”) hereby informs that UBS Group AG now holds more than 2% of the share capital of PT SGPS.

This change is due to the acquisition of UBS AG by UBS Group AG through the completion of a share transfer offer on 28 November 2014, in which the shareholders of UBS AG became shareholders of UBS Group AG and their shares in UBS AG were transferred to UBS Group AG.

As a result, UBS Group AG controls UBS AG, and thus, UBS Group AG has become an indirect shareholder of PT SGPS, with a qualified holding corresponding to 31,888,104 shares representing 3.56% of PT SGPS’s share capital and corresponding voting rights.

PT SGPS was further informed that the shares reported in this qualified holding disclosure are held by the following subsidiaries of UBS Group AG:

•                  UBS AG: 26,155,158 PT SGPS shares;

•                  CCR Asset Management: 58,500 PT SGPS shares;

•                  UBS Financial Services Inc.: 424,749 PT SGPS shares;

•                  UBS Fund Management (Switzerland) AG: 165,048 PT SGPS shares;

•                  UBS Fund Services (Luxembourg) SA: 4,667,275 PT SGPS shares;

•                  UBS Global Asset Management (Australia) Ltd: 12,538 PT SGPS shares;

•                  UBS Global Asset Management (Japan) Ltd: 164,084 PT SGPS shares;

•                  UBS Global Asset Management (Singapore) Ltd: 27,438 PT s SGPS hares;

•                  UBS Global Asset Management (UK) Ltd: 40,728 PT SGPS shares;

•                  UBS Global Asset Management Life Ltd: 172,586 PT SGPS shares.

This statement is pursuant to the terms and for the purposes of articles 17 of the Portuguese Securities Code and 2 of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received by fax from UBS Group AG, Postfach 8098 Zurich, Switzerland.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.